NEWS RELEASE	ELD No. 11-16
TSX: ELD NYSE:EGO ASX: EAU	October 12, 2011

Operational Update

Record Quarterly Production – 179,195 oz @ $397/oz

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to provide an update on the operating performance of the Company’s mines and an outlook for the balance of the year.

Q3 & YTD Operating Performance

	Q3		YTD
Mine	Production (oz)	Cash Cost ($/oz)	Production (oz)	Cash Cost ($/oz)
Kisladag	86,788	377	204,308	383
Jinfeng	44,203	424	139,117	418
Tanjianshan	26,935	353	87,405	365
White Mountain	21,269	475	59,370	476
TOTAL	179,195	397	490,200	401

	Q3		YTD
Iron Ore	Production (tones)	Cash Cost ($/tonne)	Production (tonnes)	Cash Cost ($/tonne)
Vila Nova	127,721	63	379,738	60

Iron ore sales in the quarter totalled 170,781 tonnes at a realized price of US$122/tonne.

“We are extremely pleased that all operating mines continue to perform in accordance with plan in terms of production levels and cash operating costs, which resulted in record quarterly production for the corporation,” commented Paul Wright, President and Chief Executive Officer.

In the first quarter of production start-up Efemcukuru produced approximately 4,500 tonnes of concentrate containing approximately 14,000 oz of gold.  Minimal amounts of gold were recovered in the quarter through the gravity circuit which will be reported as production in Q4.  It is intended that commercial production will be declared in Q4 2011.

2011 Year-End Outlook

Mine	Year-End Production (oz)	Cash Cost ($/oz)
Kisladag	285,000	380
Jinfeng	175,000	430
Tanjianshan	115,000	370
White Mountain	75,000	475
Sub-Total	650,000	400

Iron Ore	Year-End Production (tonne)	Cash Cost ($/tonne)
Vila Nova	508,000	62

Year end sales of iron ore are expected to total approximately 469,000 tonnes.

Efemcukuru

Efemcukuru commenced operations in June of this year.  The mine is now producing at design capacity, and the mill is ramping up to design tonnage.  We expect the mill to be at full capacity (50 tonnes per hour) in Q4 after minor modifications are completed.  At year-end we expect to have produced approximately 40,000 ounces of gold, contained in flotation and gravity concentrate.  The amount of dore actually produced and sold will depend on the start-up of the plant at Kisladag which processes Efemcukuru concentrate.  We currently expect this plant to come on stream in December.

Eastern Dragon

At the Eastern Dragon project in Heilongjiang Province, China, construction of the processing facility is approximately 70% complete.  Eldorado to date has not yet received the Project Permit Approval (PPA), which is the key permit required to allow earthworks to proceed at the tailings facility, waste dump, and open pit areas.  Eldorado continues to work with the provincial government on advancing the permit application and remains confident in a successful outcome.  Due to the early onset of winter in this region the earthwork programs will be delayed until Spring 2012, as a result we do not anticipate any gold production from Eastern Dragon until Q3 2012.  Eldorado will provide updates as the permitting approvals are received.

“Despite the disappointment associated with not being able to complete construction at Eastern Dragon this year, we are extremely pleased with both the strong performance of our mines which are all operating in accordance with plan and the excellent start up of our Efemcukuru Mine in Turkey,” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Operational Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages:reception@eldoradogold.com